Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Ste. 3700

Chicago, IL 60606-1698

(312) 569-1100 (Phone)

(312) 569-3107 (Facsimile)

www.faegredrinker.com

November 24, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Destra Investment Trust File Nos. 333-167073 and 811-22417

Ladies and Gentlemen:

On behalf of Destra Investment Trust (the “Registrant”) transmitted herewith for filing pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (“1933 Act”) is Post-Effective Amendment No. 72 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) under the 1933 Act.

The Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act to reflect a change of control of the Registrant’s investment adviser, which became effective on February 11, 2021.

Changes to update financial and other non-material information for the Fund will be made as part of the annual updating process in a 485(b) amendment anticipated to be filed on or about January 28, 2022 with an effective date of February 1, 2022.

Questions and comments concerning the Amendment may be directed to the undersigned at (312) 569-1146.

Sincerely yours,
/s/ Stacie L. Lamb
Stacie Lamb

Enclosure